JOINT VENTURE AGREEMENT

This Joint Venture Agreement (herein the “Agreement”) is made and entered into this 8th day of May 2007, by and between:

(a)
VOTORANTIM CELULOSE E PAPEL S.A., a corporation duly organized and existing under the laws of the Federative Republic of Brazil, with registered office at Alameda Santos, 1357, 6th floor, in the City of São Paulo, State of São Paulo, registered with the Corporate Taxpayers’ Registry of the Brazilian Ministry of Finance - CNPJ/MF under No. 60.643.228/0001-21, herein duly represented by its legal representatives (“VCP”);

(b)
AHLSTROM LOUVEIRA LTDA., a company duly organized and existing under the laws of Brazil, with registered office at Rua Armando Steck, 770 - Capivari, in the City of Louveira, State of São Paulo, registered with the Corporate Taxpayers’ Registry of the Brazilian Ministry of Finance - CNPJ/MF under No. 00.767.144/0001-78, herein duly represented by its attorneys-in-fact (the “Ahlstrom”);

W I T N E S S E T H

WHEREAS, VCP is engaged in the manufacturing and trading of pulp, paper, and other byproducts of these materials;

WHEREAS, Ahlstrom is engaged in the development, manufacturing and marketing of high performance fiber-based materials, such as specialty papers and nonwovens;

WHEREAS, VCP and Ahlstrom wish to join efforts as business partners with regard to the operations of VCP’s plants known as Jacareí PM 1, Coater 2, and the Finishing Area (collectively the “Business”), with a view towards increasing and streamlining these operations as well as expanding into new markets (“Joint Venture”);

WHEREAS, VCP shall incorporate a new corporation at Rodovia General Euryale de Jesus Zerbini, SP 66, Km 84, Sala B, Zona Rural, in the City of Jacareí, State of São Paulo (“Newco”);

WHEREAS, VCP shall transfer and assign to Newco, in exchange for shares of Newco, all the assets, agreements and employees used or employed in connection with the operation of the Business and certain specific liabilities;

WHEREAS, upon the terms and subject to the conditions set forth herein, Ahlstrom desires to own shares of Newco representing 60% (sixty percent) of its corporate capital to be acquired through the subscription of newly issued shares and the direct acquisition of shares from VCP; and

WHEREAS, the parties shall consummate other transactions set forth herein,

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties agree as follows:

DEFINITIONS

For the purposes of this Agreement, capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them as follows:

“Affiliate” shall mean any Person directly or indirectly Controlling, Controlled by or under common Control with another Person.

“Agreement” shall mean this Agreement, as set forth in the Recitals.

“Ahlstrom Shares” shall mean the duly issued and outstanding Common Shares to be owned by Ahlstrom or its Affiliate on the Closing Date and that shall represent 60% (sixty per cent) of the total and voting capital of Newco.

“Amended and Restated Bylaws” shall mean the amended and restated By-laws of Newco substantially in the form attached hereto as Annex A.

“Asset Option Agreement” shall mean the agreement whereby Newco shall grant to VCP an option to acquire forty percent (fração ideal) of certain power co-generation equipment substantially in the form attached hereto as Annex A-1.

“Assumed Liabilities” shall have the meaning set out in Section 1.3 hereof.

“Brazilian GAAP” shall mean the generally accepted accounting principles in Brazil.

“Business” shall have the meaning set out in the Recitals above.

“Business Assets” shall mean all of the assets used or employed primarily in connection with the operation of the Business, including, but not limited to the assets, properties and rights set forth in Section 1.2 hereof.

“Business Day” shall mean a day (other than a Saturday or a Sunday) on which banks are generally open for business in São Paulo, SP, Brazil.

“Business Employees” shall have the meaning set out in Section 1.5.

“CADE” shall mean Conselho Administrativo de Defesa Econômica of the Brazilian Ministry of Justice.

“Call Notice” shall have the meaning set out in Section 4.1(b).

“Call Options” shall have the meaning set out in Section 4.1(a).

“Claim” shall mean any third party claims including, without limitation, judicial or administrative claims, resulting from fiscal audit at federal, state or municipal level.

“Closing” shall have the meaning set out in Section 3.1 hereof.

“Closing Date” shall have the meaning set out in Section 3.1 hereof.

“Common Shares” shall mean the voting common shares of the capital stock of Newco, including, without limitation, by means of subscription, acquisition, bonus distribution, split or reverse split or subscription rights.

“Contracts” shall have the meaning set out in Section 1.2(d).

“Control” means (i) the right to exercise a majority of the votes of a Person; together with (ii) the right to appoint, directly or indirectly, a majority of the directors of that Person or other persons who have the right to manage or supervise the management of the affairs and business of that Person.

“Definitive Agreements” shall mean this Agreement and any other agreement, document or instrument required to be executed pursuant to or in connection with this Agreement, including, but not limited to (i) the Minutes of Shareholders' Meetings; (ii) the Shareholders’ Agreement; (iii) the Services Supply Agreement; (iv) Independent Representation Agreement; (v) Procurement Agreement; (vi) Utilities Agreement; (vii) Slush Pulp Supply Agreement; (viii) Shared Services Agreement; (ix) the “LUMIMAX” Trademark License Agreement, (x) Transition Services Agreement, and the (xi) Operational and Maintenance Agreement.

“Dollars” and the symbol “U.S.$” mean the lawful currency of the United States of America.

“Environmental Law” shall mean any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, issued, entered into, agreed or imposed by any Governmental Authority which relates to or otherwise impose liability or standards of conduct concerning any of the business presently carried out or carried on at any time, referring to health or safety, including the exposure of employees or other persons to noise, vibration or any Regulated Substance, odors or any pollutants, contaminants, or hazardous or toxic wastes, substance or materials, whether as matter or energy, released into ambient air, internal air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants or hazardous or toxic wastes, substances or materials.

“Environmental Liabilities” means any Loss (excluding internal personnel and administrative costs) or third-party claim arising out of, relating to, based upon, or resulting from (a) any violation on or before the Closing Date of any Environmental Requirement by VCP, its predecessors, any third party, and/or the Business, (b) any Claim for death or personal injury, property damage, damage to the environment, or Release or Contamination, in connection with the conduct or operation of VCP, its predecessors, any third party, and/or the Business, or on, above, or from any of the Business Assets at any time on or before the Closing Date; (c) any Remediation undertaken at any time on or before the Closing Date or hereafter required from time to time as a result of the conduct or operation of the Business at any time on or before the Closing Date ; or (d) the failure of VCP, its predecessors, any third party, the Business, and/or the Business Assets to comply with any Environmental Law or Environmental Requirement at any time on or before the Closing Date, including (i) any fines or penalties assessed, levied or asserted against VCP, its predecessors, any third party, the Business, and/or the Business Assets, and (ii) any Claim that any Environmental Permit is not sufficient under any Environmental Law or Environmental Requirement to authorize VCP and/or the Business to conduct its operations as they were conducted on, or at any time during the 12 month period immediately preceding, the Closing Date.

“Environmental Requirement” means any Legal Requirement relating to: (a) the environment, including pollution, Contamination, cleanup, preservation or protection; (b) health or safety, including the exposure of employees or other persons to noise, vibration or any Regulated Substance; (c) any Release, including investigation, study or Remediation of such Release; (d) the management of any Regulated Substance, including the manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, reporting, notification, record keeping, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Regulated Substance; or (e) the physical structure or condition, or appropriate use of a building, facility, fixture or other structure as they relate to noise, vibration or any Regulated Substances.

“Environmental Permit” shall have the meaning assigned to such term in Section 5.17.

“Excluded Assets” shall mean all assets of VCP other than the Business Assets.

“Excluded Liabilities” shall have the meaning set out in Section 1.4 hereof.

“Financial Statements” shall have the meaning set out in Section 5.13 hereof.

“Governmental Authority” shall mean the Brazilian government or any political subdivision thereof, whether federal, state or local or any agency, department or instrumentality of any such government or political subdivision thereof.

“Independent Sales Representation Agreement” shall mean an agreement whereby VCP shall serve as representante comercial for the sale of certain of Newco’s paper grades, substantially in the form of Annex B hereto.

“Legal Requirements” means (a) constitutional provisions, statutes, ordinances, codes, rules, treaties, case decisions, rules, guidelines, interpretations, requirements, notices, plans, directives, regulations, and standards of any Governmental Authority, (b) final and non-appealable Orders, (c) Permits, and (d) contracts entered into with any Governmental Authority relating to compliance with matters described in (a), (b) or (c) above.

“Lien” shall mean any liens, burdens, encumbrances, mortgages, security interests, repurchase obligations, claims, disputes, usufructs, rights of first refusal and any other restrictions or liabilities of any kind whatsoever.

“Loss” shall mean losses, damages, liabilities, costs and expenses including reasonable attorneys’ and legal fees.

“LUMIMAX Trademark License Agreement” shall mean the agreement whereby VCP shall license to Newco the free, non-exclusive right to manufacture paper products under the “Lumimax” trademark for a period of 3 (three) years.

“Material Adverse Change” shall mean any material adverse change in the business, properties, results of operations, prospects or financial condition of Newco or the Business.

“Newco Free Lease Agreement” shall have the meaning ascribed to it is Section 1.2.3.1 below.

“Operating Working Capital” shall mean the sum of US$ 25 million, composed by the entries of the Pro-Forma Balance Sheet, including but not limited to (i) accounts receivable, plus inventory and other current assets, less (ii) accounts payable, salary and contributions and other liabilities. For purposes hereof, “accounts payable” shall include any accrued labor provisions relating to the Business Employees.

“Operational and Maintenance Agreement” shall mean an agreement whereby VCP will provide certain operation and maintenance services to Newco substantially in the form of Annex C hereto.

“Order” means any order, injunction, judgment, decree, consent decree, ruling, writ, assessment or award of any Governmental Authority or arbitrator having jurisdiction in respect of a matter.

“Owned Real Estate” means the land and premises located at Rodovia General Euryale de Jesus Zerbini, SP 66, Km 84, Sala B, Zona Rural, in the City of Jacareí, State of São Paulo, owned by VCP, as described in Schedule 4.3 hereof, where the Business is currently carried out by VCP.

“PCC Agreement with SMI” shall mean the Precipitated Calcium Carbonate Agreement(s) between VCP and Minerals Technologies do Brasil Comércio e Indústria de Minerais Ltda. to be signed prior to Closing.

“Period” means any taxable year or any other period with respect to which any Tax may be imposed under any Legal Requirement.

“Permit” means any approval, authorization, consent, registration, right of way, easement, franchise, order, waiver, variance or other license (including environmental licenses), issued, granted, given or otherwise made available by or under any Governmental Authority.

“Permitted Liens” means the Liens reflected in the Financial Statements and the mortgages under certain financial agreements entered into by VCP affecting the Owned Real Estate that do not materially interfere with the use of the Owned Real Estate by Newco and that do not create a financial liability neither for Ahlstrom nor for Newco.

“Person” shall mean an individual, company, corporation, trust, association, joint venture or other entity, or a Governmental Authority.

“Post-Closing Period” means any Period that begins after midnight (Brazilian Standard Time) on the day prior to the Closing Date.

“Pre-Closing Period” means (a) any Period that ends on or before midnight (Brazilian Standard Time) on the day prior to the Closing Date.

“Premium Reserve” shall have the meaning assigned to such term in Section 2.3(ii).

“Procurement Agreement” shall mean an agreement regarding the use by the Newco of the procurement structure of VCP for the acquisition of raw material and other goods, substantially in the form of Annex D hereto.

“Pro Forma Balance Sheet” shall mean the pro forma balance sheet of Newco presenting the Assumed Liabilities (other than the liabilities assumed with respect to the Contracts) and Business Assets as of the date of the Transfer of the Business.

“Purchase Price” shall have the meaning set out in Section 2.3(iii) hereof.

“Put Notice” shall have the meaning set out in Section 4.2(b).

“Put Options” shall have the meaning set out in Section 4.2(a).

“Real”, “Reais” and the symbol “R$” means the lawful currency in Brazil and includes any currency which from time to time may replace the Real.

“Real Equivalent” means the Real equivalent to any amount expressed in Dollars obtained through the conversion of Dollars into Reais in accordance with the PTAX-800 Option 5, sale exchange rate, in force on the date such equivalency is determined.

“Regulated Substance” means any solid, liquid or gaseous material that is the subject of liability or Remediation, or listed or designated as hazardous or toxic by virtue of its characteristics or otherwise, under any Environmental Requirement, and includes asbestos-containing material, petroleum, radioactive, or explosive product or byproduct.

“Release” means any spill, discharge, leak, emission, injection, escape, dumping, leaching, dispersal, emanation, migration or release of any Regulated Substance into the environment, including the movement of any Regulated Substance through or in the environment, in a single event or series of interrupted or uninterrupted events, and/or the abandonment, discarding, or other disposition of barrels, containers, tanks or other receptacles containing or previously containing any Regulated Substance.

“Remediation” means any investigation, study, assessment, testing, monitoring, containment, removal, remediation, response, cleanup or abatement of any Release or Contamination, whether on-site or off-site, in connection with the Business or the Business Assets, to the extent necessary to achieve or comply with an Environmental Requirement; and the term “Remediate” (when used as a verb) means to conduct Remediation.

“Service Agreements” means collectively the Transition Services Agreement, the Service Supply Agreement, and the Shared Services Agreement.

“Services Supply Agreement” shall mean an agreement whereby VCP shall render certain services to Newco.

“Shared Services Agreement” shall mean an agreement whereby VCP shall share with Newco certain services contracted by VCP with third parties.

“Shareholders” shall mean the holders of Common Shares from time to time.

“Shareholders Agreement” shall mean the agreement between the Shareholders substantially in the form of Annex E hereto.

“Utilities Agreement” shall mean an agreement for the supply by VCP to Newco of certain utilities, including energy, substantially in the form of Annex F hereto.

“Slush Pulp Supply Agreement” shall mean an agreement for the supply by VCP of slush pulp to the Newco, substantially in the form of Annex G hereto.

“Strategic Business Plan” shall mean the two-year strategic business plan for Newco, which shall be updated annually, to be adopted pursuant to Section 4.4 hereof, including, without limitation, (i) the markets to be covered by Newco, (ii) estimates of capital expenditures; (iii) estimates of working capital requirements; (iv) balance sheet, income statement and cash flow forecasts and (v) projected rate of return and profitability expected to be obtained by Newco.

“Subscription Price” shall have the meaning set out in Section 2.3(i) hereof.

“Taxes” shall mean (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, social contribution, financial unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i) above; and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii) above.

“TG4 Shares” shall have the meaning set out in Section 1.2.6 hereof.

“Transfer of the Business” shall have the meaning set out in Section 1.1.

“Transitions Services Agreement” shall mean an agreement whereby VCP shall render certain services to Newco on a temporary basis.

“VCP Free Lease Agreement” shall have the meaning ascribed in Section 1.2.3.2 below.

“VCP Initial Shares” shall have the meaning set out in Section 1.1 hereof.

SECTION 1. TRANSFER OF BUSINESS

1.1 Transfer of the Business. On or prior to Closing, VCP shall transfer, assign and deliver to Newco, at book value, the Business Assets and the Assumed Liabilities as provided for in Section 1.2 (a) et seq.,1.2.1, and 1.3 below (the “Transfer of the Business”), in exchange for newly issued Common Shares of Newco (the “VCP Initial Shares”). On or prior to Closing, the VCP Initial Shares shall represent all (or all but one) of the issued and outstanding shares of Newco.

1.2 Business Assets. In consideration of the subscription of the VCP Initial Shares, VCP shall transfer, assign and deliver the Business Assets to Newco free and clear of any Lien (except for any Permitted Liens). The Business Assets shall be recorded on the books and records of Newco at their book value as of the transfer date thereof, and shall remain unburdened until the Closing Date. The Business Assets shall include, but not be limited to, the following assets, properties and rights used or employed in the operation of the Business:

(a)	the machinery, equipment, office equipment, vehicles, furniture, fixtures and other tangible property not included in Operating Working Capital account provided for in Schedule 1.2(a);
(b)
all trade accounts receivable and all notes, bonds and other evidences of indebtedness of and rights to receive payments arising out of sales occurring primarily in the conduct of the Business and the security arrangements related thereto, including any rights of VCP with respect to any third party collection non-judicial procedures (the ”Accounts Receivable”);

(c)
all raw materials, work-in-process, finished goods, supplies, spare parts, products under research and development and other inventories related primarily to the Business including all such items (i) located on the premises where the Business is conducted, (ii) in transit from suppliers of the Business, (iii) held for delivery by suppliers of the Business, (iv) in warehouse of third parties contracted by VCP to store finished products, or (v) located on the premises of customers or held on consignment by third parties;

(d)
the contracts, agreements, leases, guarantees, commitments, whether oral or written, and other instruments reasonably necessary to conduct the Business as currently conducted, including, but not limited to the contracts, agreements, leases, guarantees, commitments and other instruments listed in Schedule 1.2(d) (the “Contracts”), provided that, (i) the transfer and/or split of certain Contracts may depend on longer negotiations with third parties that may not be concluded on the date of the Transfer of the Business. Such Contracts shall be transferred to the Newco as soon as such negotiations are concluded, and (ii) VCP shall endeavor its best efforts to by Closing have such transfer and/or split of the Contracts agreed by the counterparts thereof in the same terms and conditions as they stand today, but shall not be held liable for any changes in such terms and conditions that may be imposed by the counterparts; in case VCP is not able to transfer or split the Contracts until the Closing, or if revisions requested by the counterparts materially alter the current terms and conditions of such agreements, then the Parties shall discuss the best manner to address prior to executing the agreements the issue with as little effect to Newco as possible;

(e)	the licenses, permits and authorizations listed in Schedule 1.2(e);
(f)
all books, records and documents relating to the Business and Business Assets, except to the extent (i) VCP is required to retain any such books, records or documents pursuant to applicable law or (ii) VCP can not segregate such books, records and documents (in which cases VCP will grant to Newco reasonable access to the records and whenever possible copies of such retained books, records and documents);

(g)	the Operating Working Capital; and
(h)	the Owned Real Estate.

1.2.1. Pursuant to Section 4, as soon as possible but in no event later than 2 (two) years as from the date hereof, VCP shall, at its own costs, (i) cancel any Permitted Liens over any Owned Real Estate with the appropriate real estate registry; and (ii) register the transfer of the Owned Real Estate to Newco with the appropriate real estate registry.

1.2.2. Upon Ahlstrom’s request: (i) VCP shall move its current warehouse to the area indicated in the Schedule 4.3 as the “Optional Area”, where VCP shall be allowed to use an area of at least 3,000sqm; or (ii) the parties shall jointly study a new area to be used by VCP in replacement of its present warehouse area (“Alternative Area”). In any case, Ahlstrom will bear with any costs involved in the moving, construction of the new building and obtaining any required licenses (including, but not limited to averbações de matrícula), and Ahlstrom shall bear with the costs for the split of the Warehouse Area, which shall be transferred or free leased to Newco, as the case may be, as provided for in this Agreement.

1.2.3 Regardless of the choice of the new area for VCP’s new warehouse, the parties shall study the feasibility to legally transfer the area of the current VCP warehouse of approximately 4,000sqm (the “Warehouse Area”) to Newco prior to the date of the Transfer of the Business.

1.2.3.1. If the parties agree until the date of the Transfer of the Business that it is legally possible to transfer the Warehouse Area to Newco apart from the Business Assets in the future, then VCP (i) shall not add the Warehouse Area to the Business Assets to be transferred to Newco, and (ii) shall grant to Newco the right of use of a portion of the Warehouse Area equivalent to approximately 1,000sqm under an irrevocable perpetual free lease agreement (the “Newco Free Lease Agreement”). Should after the Transfer of the Business there be a change in the applicable legislation preventing the Warehouse Area from being legally transferred to Newco, then VCP shall grant an irrevocable perpetual free lease agreement to Newco of the Warehouse Area.

1.2.3.2. If, on the other hand, the parties jointly determine, up to the date of the Transfer of the Business (or any other date as may be mutually agreed by the parties), that the Warehouse Area may not be legally transferred to Newco apart from the Business Assets, then (i) such Warehouse Area shall be added to the Business Assets and shall be transferred to Newco along with the Transfer of the Business, and (ii) Newco shall grant VCP the right of use of the Warehouse Area under a free lease agreement (the “VCP Free Lease Agreement”) until the moving of VCP’s current warehouse to the Optional Area or the Alternative Area. For as long as Ahlstrom does not request VCP to move the Warehouse Area, as provided for in this Agreement, the VCP Free Lease Agreement shall remain valid and enforceable and may not be terminated for any other reason by Newco.

1.2.4 The obligations of VCP and of Ahlstrom established in Sections 1.2.2, 1.2.3, 1.2.3.1 and 1.2.3.2 hereunder shall be valid for 99 (ninety-nine) years as of this date.

1.2.5. Both Parties acknowledge that the Schedule 1.2(a) may be subject to non-material changes prior to Closing in the ordinary course of the Business.

1.2.6. If until the exercise of the 2nd Call/Put Option Newco receives the tax and regulatory permits from the Brazilian authorities required for it to jointly generate electric power with VCP, as provided for in Section 7.3 of the Utilities Agreement, then VCP undertakes to, within 20 days from the issuance of the last required permit, subscribe and pay in new shares in Newco (the “TG4 Shares”) in an amount equivalent to the book value of 40% of the ideal part of the TG4 (the “Fração Ideal”) (further described in Schedule 1.2.6).

1.2.6.1. Regardless of the transfer of the Fração Ideal by VCP to Newco, at the time of the 1st and/or 2nd Call/Put Option the purchase and sale of the shares owned by VCP in Newco shall be carried out as provided for hereunder without affecting the Option Price, as established in Sections 4.1 and 4.2 and in Annex H hereto.

1.2.6.2. If at the time of the 2nd Call/Put Option Newco has not yet received the required approvals to receive the Fração Ideal, then the 2nd Call/Put Option rights shall be carried out unaffected based on the Option Price as provided for hereunder, and VCP and Ahlstrom shall study an alternative to transfer the Fração Ideal to Newco, in a manner mutually acceptable for the parties.

1.2.6.3. VCP represents and warrants that TG4 is not, and will not be, by the time of its transfer to Newco, violating any existing applicable zoning, environmental or health and safety law or regulation, restrictive covenant or any provision of any law. No notice from any Governmental Authority shall have been given to Newco and/or VCP claiming any violation of any such law, ordinance, code or regulation or requiring, or calling attention to the need for, any work, repairs, construction, or installation on or in connection with said properties which has not been complied with.

1.2.6.4. As of this date, VCP shall allow Ahlstrom to follow up the process of obtaining the relevant tax and regulatory permits before the Brazilian authorities, and shall maintain Ahlstrom duly informed on the development of such processes.

1.3 Assumption of Liabilities by Newco. Upon the transfer of the Business Assets pursuant to Section 1.1, Newco shall assume and agree to pay, perform and discharge when due (a) the obligations and liabilities with respect to the Contracts arising after the Transfer of the Business, (b) the liabilities related to the accounts payable, salaries and contributions related to the Transferred Employees, and other liabilities included in the Operating Working Capital, as provided in the Pro Forma Balance Sheet, which sets forth the nature and amount of such liabilities, (c) any severance payments or termination costs based on law, contract or collective bargaining agreements payable to Business Employees who are terminated by Newco after the Closing (including any termination penalties provided for in Termo de Rescisão de Contrato de Trabalho), and (d) other liabilities as may be agreed by the parties (such liabilities being referred to as the “Assumed Liabilities”). For the avoidance of doubt, Newco shall not be liable for any indemnification, damages, fines or compensation payable to Business Employees or to the authorities to the extent that such indemnification, damages, fines or compensation are payable as a result of any act, fact, omission, or a breach of law, regulation, contract or collective bargaining agreement by VCP or the Business prior to the Closing.

1.4 Excluded Liabilities. The parties agree that VCP shall retain full responsibility for all liabilities other than the Assumed Liabilities (the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include (i) any and all obligations and liabilities of VCP related to events occurring on or before the Closing Date except for the Assumed Liabilities; (ii) any and all obligations and liabilities related to or resulting from any Excluded Asset, in any case including, but not limited to, accrued or fixed, absolute or contingent, Tax, labor, social security, environmental, civil and commercial liabilities, as well as those resulting from or in connection with services rendered by VCP, except for the Assumed Liabilities; (iii) any and all obligations and liabilities arising as a result of Newco being deemed a successor of VCP or by virtue of the transactions contemplated hereby related to events occurring on or prior to the Closing Date, in any case including, but not limited to, accrued or fixed, absolute or contingent, Tax, labor, social security, environmental, civil and commercial liabilities, except for the Assumed Liabilities. VCP shall be liable to pay the total amount of any and all Excluded Liabilities when due and/or to indemnify Newco and/or Ahlstrom for, and to hold Newco and Ahlstrom harmless from, any and all Excluded Liabilities, all according to the indemnification procedures provided for hereunder.

1.5 Transfer of Business Employees. Together with the transfer of the Business Assets to Newco, VCP shall transfer to Newco the employees primarily engaged in the Business and listed in Schedule 1.5 (collectively, the “Business Employees”) and any other employees hired by VCP after the date hereof in the ordinary course of business which are employed primarily in connection with the Business. VCP shall not cause the termination or interruption of the labor contracts related to the Business Employees prior to Closing except in the ordinary course of business. In case the transfer of such employees should cause Newco to make any payment to such employees which are not due and payable as of the date of the transfer and thereafter, VCP shall indemnify Newco for any such payments in accordance with the terms of Section 9.

1.5.1. Prior to Closing, VCP and Ahlstrom may agree upon the inclusion of other VCP’s current employees not primarily engaged in the Business, including but not limited to employees from VCP’s Finance, Human Resources and Commercial areas, to the Business Employees list.

1.6 Transfer Costs and Taxes related to the Transfer of the Business. Any and all Taxes, assessments, costs or fees which may arise or result from the Transfer of the Business as it is run today shall be borne by VCP. VCP guarantees that there shall be no costs and expenses related to the transfer of the Business Employees.

1.7 Split of the Contracts. Notwithstanding the provisions set forth in Section 1.2 (d) above, in case VCP is not able to transfer or split the Contracts and/or execute the Service Agreements until the Transfer of the Business, VCP shall guarantee that Newco will be able to regularly operate the Business in its ordinary course, as it is being currently conducted by VCP, until the conclusion of the transfer and/or split of the Contracts and the execution of the Service Agreements.

1.8 Service Agreements. To the extent the execution of the Service Agreements depend on the transfer and/or split of the Contracts, (i) the Service Agreements shall be duly executed upon the Transfer of the Business to Newco or at any other date agreed in writing by the Parties; and (ii) Ahlstrom must be given the opportunity to agree on the terms, covenants and conditions of the referred Services Agreements prior to their execution.

1.9 Execution of other agreements. VCP and Newco shall execute all of the following agreements up to the Transfer of the Business: (i) Independent Sales Representation Agreement, (ii) Procurement Agreement; (iii) Utilities Agreement; (iv) Slush Pulp Supply Agreement, substantially in the form of Annexes of this Agreement.

SECTION 2. PURCHASER SUBSCRIPTION AND PURCHASE OF SHARES

2.1 Issuance of Ahlstrom Shares and Purchase by Ahlstrom. On the Closing Date, provided that all of the conditions precedent set forth in Sections 8.1 and 8.2 hereof shall have been fulfilled, Newco shall issue and deliver to Ahlstrom and Ahlstrom shall subscribe for and pay in cash, for the Subscription Price (as defined below), newly issued Common Shares which shall represent approximately 40% (forty per cent) of the total and voting capital of Newco (the “Ahlstrom Subscribed Shares”).

2.2 Acquisition of Shares from VCP by Ahlstrom. Subject to the terms, conditions and covenants of this Agreement, at the Closing, following the subscription of the Ahlstrom Subscribed Shares, VCP shall sell, transfer, convey and deliver to Ahlstrom, and Ahlstrom shall purchase from VCP, Common Shares representing approximately 20% (twenty per cent) of the total and voting capital of Newco, free and clear of any liens (“Ahlstrom Acquired Shares” and, collectively with Ahlstrom Subscribed Shares, the “Ahlstrom Shares”).

2.3 Subscription and Purchase Price.

(a)
The total sum of the Purchase Price plus the Subscription Price for the Ahlstrom Shares shall be Reais Equivalent to U.S.$114,000,000.00 (One hundred fourteen Million U.S. Dollars plus R$8,000,000 (eight million Reais). Such payments shall not be adjusted by profits and losses of the Newco (in the ordinary course of business) as of the date of the Transfer of the Business.

i.	The amount of the Subscription Price to be paid by Ahlstrom to Newco in consideration for the Ahlstrom Subscribed Shares shall be Reais Equivalent to U.S.$ 79,000,000 (the “Subscription Price”).

ii.
The amount of the Subscription Price equal to Reais Equivalent to approximately U.S.$710,000 shall be allocated to the stock capital account of Newco and the remaining amount of the Subscription Price shall be allocated to the capital reserve of Newco (the “Premium Reserve”).

iii.
The amount of the purchase price to be paid by Ahlstrom to VCP in consideration for the Ahlstrom Acquired Shares (the “Purchase Price”) shall be Reais Equivalent to U.S.$ 35,000,000 plus R$8,000,000 (eight million Reais).

2.4 The sum of the Ahlstrom Shares shall correspond to 60% (sixty percent) of the total and voting capital of Newco.

2.5 Payment of the Subscription Price and Purchase Price. The Subscription Price and Purchase Price shall be paid by Ahlstrom or its Affiliate, on the Closing Date, in cash, in the City of São Paulo, Brazil, through deposit of immediately available funds, all in accordance with payment instructions provided by Newco and VCP no later than 5 (five) Business Days prior to Closing Date.

2.6  Waiver of Preemptive Rights. VCP hereby agrees to waive its preemptive rights and vote to approve the capital increase of Newco for the issuance of Ahlstrom Subscribed Shares in accordance with Section 2.1 above.

SECTION 3. CLOSING AND TERMINATION

3.1 Closing. The actions contemplated in this Section 3 shall take place at a closing (the “Closing”) to be held at the head offices of VCP (or at such other place as the parties may designate in writing) on the fifth Business Day following the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2 hereof, which shall in no event be later than August 31, 2007 or on such other date as Ahlstrom and VCP may designate in writing. The date on which the Closing shall be held is referred to herein as the “Closing Date”.

3.2 Documents to be Delivered at Closing by Newco. At Closing, Newco shall have furnished, delivered, or cause to be delivered, to Ahlstrom and VCP, the following:

(a)	executed copy of the minutes of the General Shareholders Meeting or Board of Director Meeting of Newco, as applicable, approving the transactions herein, including but not limited to:

i)	the capital increase of Newco;
ii)	the issuance of the VCP Initial Shares and the Ahlstrom Shares;
iii)	adoption of the Amended and Restated Bylaws;
iv)	approval of the members of the Board of Directors and Board of Officers;
v)	acceptance of the resignation of initial Newco Officers, to allow the election or re-election of the Officers pursuant to the Shareholders' Agreement; and
vi)	change the name of Newco to “Ahlstrom Jacareí S.A.”.

(b)
the necessary corporate action of Newco evidencing the registration of the VCP Initial Shares and the Ahlstrom Shares in the name of the applicable shareholder in the Book of Registry of Nominative Shares of Newco;

(c)	executed copy of the Shareholders’ Agreement;
(d)	executed copy of the Independent Representation Agreement;
(e)	executed copy of the VCP Free Lease Agreement or Newco Free Lease Agreement, as the case may be;
(f)	executed copy of the Procurement Agreement;
(g)	executed copy of the Utilities Agreement;
(h)	executed copy of the Slush Pulp Supply Agreement;
(i)	executed copy of the Shared Services Agreement;
(j)	executed copy of the Services Supply Agreement;
(k)	executed copy of the Transition Services Agreement;
(l)	executed copy of PCC Agreement with SMI;
(m)	executed copy of Operational and Maintenance Agreement;
(n)	executed copy of the Asset Option Agreement;
(o)	evidence of resignations of the initial officers of Newco, to the extent required to allow the election or re-election of the Officers pursuant to the Shareholders' Agreement;
(p)	executed copy of the assignment agreements in connection with the transfer of the Contracts, pursuant to Section 1.2 (d) hereunder; and
(q)
such other documents as Ahlstrom and VCP shall reasonably request in order to conclude the transactions which shall occur prior to or at closing and are contemplated by the documents delivered prior to or at Closing.

3.3 Documents to be Delivered at Closing by VCP. At Closing, VCP shall have furnished, delivered, or cause to be delivered, to Newco and/or Ahlstrom, the following:

(a)	executed copy of the Shareholders’ Agreement;
(b)	executed copy of the Independent Representation Agreement;
(c)	executed copy of the Procurement Agreement;
(d)	executed copy of the Utilities Agreement;
(e)	executed copy of the VCP Free Lease Agreement or Newco Free Lease Agreement, as the case may be;
(f)	executed copy of the Slush Pulp Supply Agreement;
(g)	executed copy of the Shared Services Agreement;
(h)	executed copy of the Transition Services Agreement;

(i)	executed copy of the Services Supply Agreement;
(j)	executed copy of PCC Agreement with SMI;
(k)	executed copy of Operational and Maintenance Agreement;
(l)	executed copy of the subscription bulletin for the subscription of the VCP Initial Shares and evidence satisfactory to Newco and Ahlstrom of payment by Transfer of the Business;
(m)	copies of assignments for the Business Assets satisfactory to Newco and Ahlstrom;
(n)	the consents set forth on Schedule 5.4 hereto;
(o)	executed copy of the assignment agreements in connection with the transfer of the Contracts, pursuant to Section 1.2 (d) hereunder;
(p)
such other documents as Ahlstrom and Newco shall reasonably request in order to conclude the transactions which shall occur prior to or at closing and are contemplated by the documents delivered prior to or at Closing.

3.4 Documents to be Delivered at Closing by Ahlstrom. At Closing, Ahlstrom shall have furnished, delivered, or cause to be delivered, to VCP and/or Newco, the following:

(a)
copy of the subscription bulletin duly executed by Ahlstrom or its Affiliate with respect to the subscription of the Ahlstrom Shares and evidence satisfactory to Newco and VCP of payment of the Purchase Price;

(b)	executed copy of the Shareholders’ Agreement; and
(c)
such other documents as VCP or Newco shall reasonably request in order to conclude the transactions which shall occur prior to or at closing and are contemplated by the documents delivered prior to or at Closing.

3.5 Termination of the Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by either party, if the terms, covenants or conditions of this Agreement to be complied with or performed by the other party before the Closing Date shall not have been complied with or performed and such noncompliance or nonperformance shall not have been waived by the other party, except where such noncompliance or nonperformance does not have a material adverse effect on transactions to be consummated hereunder, upon two days prior written notice to the other; provided, however, that the party electing to terminate this Agreement pursuant to this Section 3.5 is not in default of any of its obligations hereunder and such default is the cause of the other party’s default; or

(b) by mutual written consent of Ahlstrom and VCP.

3.6 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to VCP, Ahlstrom or Newco; provided, however, that the obligations of the parties set forth in Section 7.5 hereof shall survive any such termination and shall be enforceable hereunder; and provided further that nothing in this Section 3.6 shall relieve any party hereto of any liability for a breach of this Agreement prior to such termination.

SECTION 4. COVENANTS FOLLOWING CLOSING

4.1 Ahlstrom Call Options.

(a) VCP hereby grants to Ahlstrom (i) an irrevocable option for Ahlstrom or its Affiliate to buy from VCP shares corresponding to twenty percent (20%) of Newco’s capital held by VCP (the “1st Call Option”); and (ii) an irrevocable option for Ahlstrom or its Affiliate to buy from VCP all and not less than all the outstanding shares held by VCP in the Newco, whether or not the 1st Call Option or the 1st Put Option has been exercised (the “2nd Call Option”; the 1st Call Option and the 2nd Call Option jointly referred to as “Call Options). The 1st Call Option may be exercised by Ahlstrom or its Affiliate within the period from the first anniversary of the Closing Date, and ending on the second anniversary of the Closing Date; and the 2nd Call Option may be exercised by Ahlstrom or its Affiliate only once, within the period from the second anniversary of the Closing Date, and ending on the third anniversary of the Closing Date, except if another window date is agreed in writing by VCP and Ahlstrom.

(b) The Call Options shall be exercised by Ahlstrom by giving to the representatives of VCP designated in accordance with Section 11.4 below a notice in writing (the “Call Notice”) of its intent to exercise each relevant Call Option. Each Call Notice shall also set forth the price of the relevant Call Option. The purchase price of Newco’s shares under the 1st Call Option shall be Reais Equivalent to U.S.$38,000,000.00 (Thirty eight Million U.S. Dollars) (the “1st Call Option Price”), and the purchase price of Newco’s shares under the 2nd Call Option shall be calculated in accordance with the principles set forth in Annex H.

(c) The completion of the purchase of shares pursuant to each Call Option shall take place at the head office of Newco before or on the date being 30 days after the date on which Ahlstrom has delivered the relevant Call Notice and, upon the completion of the transaction, the relevant Call Option Price shall be payable in full in cash or by certified check or bank draft and VCP shall transfer the shares subject to the relevant Call Option to Ahlstrom or its Affiliate for such purpose, free and clear of all Liens, with all rights inherent to them, including but not limited to, dividends, profits and subscription rights.

(d) Both Call Options shall constitute a binding obligation of VCP and its successors and assigns.

4.2 VCP Put Options.

(a) Ahlstrom hereby grants to VCP (i) an irrevocable option for VCP to sell to Ahlstrom shares corresponding to twenty percent (20%) of Newco’s capital held by VCP (the “1st Put Option”); and (ii) an irrevocable option for VCP to sell to Ahlstrom all and not less than the outstanding shares held by VCP in the Newco, whether or not the 1st Call Option or the 1st Put Option has been exercised (the “2nd Put Option”; the 1st Put Option and the 2nd Put Option jointly referred to as “Put Options). The 1st Put Option may be exercised by VCP within the period from the first anniversary of the Closing Date, and ending on the second anniversary of the Closing Date; and the 2nd Put Option may be exercised by VCP only once, at any time as of the second anniversary of the Closing Date, and ending on the third anniversary of the Closing Date.

(b) The Put Options shall be exercised by VCP by giving to the representatives of Ahlstrom designated in accordance with Section 11.4 below a notice in writing (the “Put Notice”) of its intent to exercise each relevant Put Option. Each Put Notice shall also set forth the price of the relevant Put Option. The sale price of Newco’s shares under the 1st Put Option shall be Reais Equivalent to U.S.$38,000,000.00 (Thirty eight Million U.S. Dollars) (the “1st Put Option Price”), and the sale price of Newco’s shares under the 2nd Put Option shall be calculated in accordance with the principles set forth in Annex H.

(c) The completion of the purchase of shares pursuant to each Put Option shall take place at the head office of Newco before or on the date being 30 days after the date on which VCP has delivered the relevant Put Notice and, upon the completion of the transaction, the relevant Put Option Price shall be payable in full in cash or by certified check or bank draft and VCP shall transfer the shares subject to the relevant Put Option to Ahlstrom or its Affiliate for such purpose, free and clear of all Liens, with all rights inherent to them, including but not limited to, dividends, profits, subscription rights.

(d) Both Put Options shall constitute a binding obligation of Ahlstrom and its successors and assigns.

4.3 Transfer of Owned Real Estate. On or prior to the exercise of the 2nd Call Option and 2nd Put Option set forth under this Section 4, VCP shall take all the necessary measures, at its cost, to split and transfer to Newco the piece of land and premises described in Schedule 4.3, with a total area of approximately 34,500 square meters, and any other necessary area for providing access to public routes or complying with any other requirement of the relevant authorities in order to legally split the area, where VCP has carried on the Business and, as of the date of the Transfer of the Business, Newco will carry on the Business. The documents regarding the Transfer of the Business shall include the immediate transfer of all rights and possession of the Owned Real Estate to Newco, as well as appropriate covenants from VCP to carry out the split and transfer of the title of the Owned Real Estate to Newco, at its cost (including, but not limited to the cancellation of the Owned Real Estate registration with INCRA, if applicable, and the regularization of the Owned Real Estate registries before all the relevant authorities), as soon as possible.

4.4 Adoption of Business Plans. (i) VCP and Ahlstrom shall take all actions necessary to prepare promptly and submit to the Board of Directors of Newco an annual operating budget for the fiscal year 2007 and (ii) Ahlstrom shall prepare a Strategic Business Plan which is based upon the business plan attached hereto as Annex I. Until such time as such business plan is approved, Annex I shall serve as the Strategic Business Plan.

4.5 Further Assurances. Each party hereto agrees to execute such further documents or instruments and to take such other actions as may be necessary or desirable from time to time to effect the purposes of this Agreement and carry out its provisions.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF VCP

Each of VCP and Newco represents and warrants to Ahlstrom on the date hereof and on the Closing Date, the following:

5.1. Organization. Each of VCP and Newco is a legal entity duly organized and validly existing and in good standing under the laws of the Federative Republic of Brazil and has all corporate powers and authority required to own, lease and operate its properties and to carry on its Business as it is now being conducted. Ahlstrom has been provided with a true and correct copy of Newco's articles of incorporation and bylaws as currently in effect.

5.2. Authorization of Agreement. Each of VCP and Newco has the requisite power and authority to execute and deliver this Agreement and each of the Definitive Agreements to be executed by it in connection with the consummation of the transaction and to fully perform their obligations hereunder and thereunder. The execution, delivery and performance by each of VCP and Newco of this Agreement and each Definitive Agreement have been duly authorized by all necessary corporate actions. This Agreement has been, and each of the Definitive Agreements will be, on or prior to the Closing, duly executed and delivered by each of VCP and Newco, and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) this Agreement constitutes, and each of the Definitive Agreements when so executed and delivered will constitute, valid and binding obligations of VCP and Newco, enforceable against them in accordance with its terms, subject to Legal Requirements affecting creditors’ rights generally and to general principles of equity.

5.3. Conflicts. (a) Neither the execution, delivery and performance by each of VCP and Newco of this Agreement and the Definitive Agreements, nor the implementation of the Transfer of the Business to Newco pursuant to Section 1 and/or the acquisition of the Ahlstrom Shares by Ahlstrom, and/or the consummation of the transaction will (i) conflict with or violate any provision of the bylaws of VCP and/or Newco; (ii) result in any violation of any law, order or judgment applicable to VCP and/or Newco or which may be applicable to VCP and/or Newco at Closing; (iii) conflict with, violate, result in the breach or termination of, or (after the giving of notice or the lapse of time or both) constitute a default or give rise to any right of termination or acceleration or right to increase the obligations or otherwise modify the terms under any contract to which VCP or Newco is a party or any Order to which VCP or Newco or any of its property or assets is subject; (iv) result in the creation of any Lien or encumbrance over the properties or assets of Newco, and (b) there are no, and as of the Closing there will be no, circumstances, facts or obligations related to each of VCP and Newco or to its business and activities, as a result of which, according to applicable law, any change in the ownership of the Business or shares of Newco's capital will result in any alteration or modification of any nature of its powers, rights, privilege or authority related to the operation of the Business or the Business Assets.

5.4. Consents and Approvals. No consent, approval, authorization, licenses, permits and other actions by, and filings with, any Governmental Authority or any third party will be required with respect to the actions of VCP and/or Newco in connection with the execution and delivery by VCP and/or Newco of this Agreement or in order for VCP and/or Newco to consummate the transactions contemplated hereby.

5.5. Compliance with Licenses and Laws. Except as set forth in Schedule 5.5 and for permits, licenses, approvals and authorizations the lack of which would not cause material losses or risk of interruption or prevent Newco from operating the Business (as it is currently conducted by VCP), VCP holds, and Newco shall hold as of the Closing, all required permits, licenses, approvals and authorizations from all governmental or regulatory authorities which are necessary to conduct the Business (as it is currently conducted by VCP). As of the date hereof, all of such permits, licenses, approvals and authorizations are, and will be at Closing, in full force and effect. All of such permits, licenses, approvals and authorizations shall be assigned to or obtained by Newco prior to or at the Closing. Each of VCP and Newco has complied in full with such Permits and all Legal Requirements applicable to it, and each of VCP and Newco is operating and has at all times operated the Business in compliance with all applicable laws.

5.6. Taxes. All tax returns of VCP, in connection with the Business, required to be filed prior to the Closing Date have been (or will be) filed by the Closing Date and were (or will be) true and correct in all material respects. All Taxes due and payable by VCP in connection with the Business, prior to the Closing Date have been or will be duly paid by VCP on or prior thereto. There is no action, audit, proceeding, or investigation for the assessment or collection of Taxes related directly or indirectly to the Business that is pending or threatened by any Governmental Authority against VCP or Newco. There are no Liens for Taxes that arose in connection with any failure (or alleged failure) to pay any tax related directly or indirectly to the Business.

5.7. Properties Title: VCP has good and marketable legal title in and ownership of all of its Business Assets, without any limitation on transferability and free and clear of any burden or Lien, except for Permitted Liens.

5.8. Real Property Title

(a)
VCP has good and marketable legal title in and ownership of and is in sole possession of the Owned Real Estate, without any limitation on transferability and free and clear of any burden, encumbrances, or liens, except for Permitted Liens listed in Schedule 5.8(a). VCP has complied with any and all obligations and liabilities related to the Owned Real Estate, in any case including, but not limited to the payment of any and all accrued or fixed, absolute or contingent, Taxes. Neither the Owned Real Estate, nor the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or any other applicable Law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance).

(b)	No condemnation, dispute, or other proceeding is pending or is threatened, which would affect the use or the ownership of the Owned Real Estate.

(c)
At Closing, the Owned Real Estate will be clear of any burden, encumbrances, or lien and will be in good conditions of use, except for deterioration resulting from ordinary use not considered material in nature or cost.

(d)	VCP is not in default under and/or has not breached any of the terms of, any of the applicable Permitted Liens.

(e)
At Closing, the Owned Real Estate will not be subject to any rights of way, use restrictions or zoning ordinances that limit or interfere with the Ahlstrom’s use of such real property in the manner in which it has been used by VCP. The water, electric, gas, sewer utility services and all other public utilities currently available for the Owned Real Estate will be adequate for the present use of such property in the conduct of the VCP’s activities and the Business. VCP has not received any notice that any Governmental Authority having the power of expropriation, interdiction, or declaring as belonging to historical heritage or a similar power with respect to all or any part of the Owned Real Estate. No notice from any Governmental Authority has been received by VCP requiring or calling attention to the need of any work, repair, construction, alteration or installation on or in connection therewith which has not been complied with in full prior to the date of this agreement.

(f)
VCP has not received (i) any written notice from any Governmental Authority having jurisdiction over all or any portion of the Real Estate regarding any material adverse change in the specific application to such real property of any applicable Laws, which will, in the future, cause a change in the permitted use of all or any portion of such real property or the Business conducted thereon, or (ii) any written notice from adjacent landowners regarding unrecorded easements and/or agreements or encroachments in respect of all or any portion of such real property that would materially adversely affect the applicable Business Real Property and the use thereof by VCP or the Business conducted thereon.

(g)	There is no action, proceeding, or investigation for the assessment or collection of Taxes that is pending regarding to the Owned Real Estate, threatened by any Governmental Authority against VCP.

5.9. Good Standing. As of the Closing, Newco:

(a)
shall have no liabilities of any nature whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, except for the Assumed Liabilities and other liabilities incurred by Newco from the date of the Transfer of the Business in the ordinary course of business;

(b)
own no assets other than the Business Assets and other assets acquired by Newco as from the date of the Transfer of the Business in the ordinary course of business, all of which shall be (i) free and clear of any liens (except for the Permitted Liens) or burdens, (ii) in good condition, fair wear and tear excepted, and have been regularly serviced and maintained (iii) in strict compliance any existing applicable zoning law, restrictive covenant or any provision of law, and (iv) sufficient for the conduct of the Business as it is being conducted by VCP;

(c)	shall have no employees except for the Business Employees;

(d)	will not be a party to any claim, action, suit, investigation or proceeding (and there is no basis therefor) before any court or arbitrator or any Governmental Authority;

(e)
shall not have equipment, machines, constructions, plants, facilities or buildings, or the operation or maintenance thereof, as now operated and maintained by VCP, violating any existing applicable zoning, environmental or health and safety law or regulation, restrictive covenant or any provision of any law. No notice from any Governmental Authority shall have been given to Newco and/or VCP claiming any violation of any such law, ordinance, code or regulation or requiring, or calling attention to the need for, any work, repairs, construction, or installation on or in connection with said properties which has not been complied with.

(f)	shall have carried out the Business in its usual and ordinary course.

5.10. Ownership. As of the Closing, VCP shall be the lawful owner of the VCP Initial Shares, which shall represent all shares of the capital of Newco. As of the Closing, VCP shall have clear and unencumbered title thereto, free and clear of any Liens. There are and on the Closing Date there will be no existing options, warrants, calls, rights, commitments or other agreements of any character requiring, and there will be no securities of Newco outstanding, which upon conversion or exchange would require the issuance, sale or transfer of any additional shares of capital stock or other equity securities of Newco or other securities convertible into, exchangeable for, or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of Newco other than to Purchaser other than contemplated by this Agreement. There is no, and on the Closing Date there will be no, voting trust or other voting agreement with respect to any of the VCP Initial Shares, no nominee agreement, and no other agreement relating to the ownership, issuance, sale, redemption, transfer or other disposition of the VCP Initial Shares.

5.11. Business Employees. Schedule 1.5 sets forth a complete and accurate listing of all of the employees of VCP to be transferred to Newco, presently working for and necessary for continuing to operate the Business as a going concern.

5.12. Benefit Plans. In relation to the Business Employees, VCP has paid and complied with and until the Closing Date, will pay and comply with, all the obligations with respect to the benefit plans granted to the Business Employees.

5.13. Financial Statements. The Pro Forma Financial Statement of the Business for the year ended 2006, attached hereto as Schedule 5.13, was prepared taking into consideration the expenses to be incurred by Newco as a result of the agreements mentioned in Section 3.2 (d) and (g) to (l) hereof (the “Financial Statements”). Such Financial Statements (a) are and will be on the Closing Date complete and correct in all material respects, (b) are and will be on the Closing Date in accordance with the books and records of VCP in regards to the Business, (c) have been prepared in accordance with Brazilian GAAP consistently applied, (d) present truly and fairly the financial condition of the Business as of the date indicated therein, and correctly reflect the results of the Business for the period then ended, (e) have not substantially changed since their issuance by VCP and delivery to Ahlstrom, and (f) will not, by virtue of any act or omission by VCP, substantially change until Closing in a way that may cause any material adverse effect to Newco or to the Business.

5.14. Insurance. Each of the insurance policies relating to the Business is currently in full force and will continue to be in force or renewed and VCP has not failed to give timely notice or present any material claim under any insurance policy.

5.15. Contracts. Schedule 1.2(d) hereto contains a list of all Contracts that are necessary for the conduct of the Business by Newco as it is currently conducted by VCP. Each Contract was entered into in the ordinary course of the business, is in full force and effect, is valid and enforceable against the other party, constitutes a legal and binding obligation of the respective parties thereto, and is not subject to any notice of default, termination or partial termination. VCP has complied in all material respects with the provisions of each Contract. In addition, no material obligation of any party to any Contract has been defaulted by such party.

5.16. Intellectual Property. Except for those included in the Contracts, there are no intellectual property rights owned by or licensed to VCP that need to be transferred to Newco upon the Transfer of the Business that would be required to run the Business in the ordinary course of business as it was run until this date.

5.17. Environmental Matters.

(a) The Business and operations of VCP are and have been in compliance with all Environmental Laws in effect as of the date hereof and will be maintained to the Closing Date, and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation of or give rise to any lien or encumbrance under any Environmental Law;

(b) VCP is, and Newco on the Closing Date will be, in possession of all permits, licenses, approvals, consents or other authorizations required by or pursuant to any applicable Environmental Law (each, an “Environmental Permit”) required for the conduct or operation of the Business (or any part thereof), as it currently conducts, and is in full compliance with all of the requirements and limitations included in such Environmental Permits;

(c) VCP has not used, released or stored and VCP and Newco will not use or store until the Closing Date, any substance or pollutant, contaminant, toxic or hazardous materials, whether material or energy, in the atmosphere, water or land, or in any other way in, on, or at any of the properties or facilities of VCP or Newco except in accordance with all applicable Environmental Laws and Environmental Permits;

(d) The Owned Real Estate, including the buildings of the Business and the Business Assets do not contain any substance or pollutant, contaminant, toxic or hazardous materials or energy that would constitute a violation of or give rise to any lien or encumbrance or clean-up obligation under any Environmental Law;

(e) VCP has not received any written notice from any Governmental Authority that any aspect of the Business is in violation of any Environmental Law or Environmental Permit, or that it is responsible (or potentially responsible) for the cleanup or remediation of any substance at any location;

(f) VCP is not the subject of any litigation or proceedings in any forum, judicial or administrative, involving a demand for damages, injunctive relief, penalties, or other potential liability with respect to violations of any Environmental Law;

(g) VCP has timely filed all reports and notifications required to be filed with respect to all of its properties and facilities and has generated and maintained all required records and data under all applicable Environmental Laws; and

(h) no condition has existed or event has occurred with respect to any property that was at any time owned by VCP or any predecessor thereto, which property has been sold, transferred or disposed for which any lease has terminated, that could, with or without notice, passage of time or both, give rise to any present or future liability of VCP or Newco pursuant to any Environmental Law.

5.18. Conduct of Business. Since December 31, 2006, VCP has carried on the Business in its usual and ordinary course. Without limiting the generality of the foregoing, since December 31, 2006, VCP has not with respect to the Business: (a) suffered any substantial change in its financial, legal, economic and business condition; (b) undertaken or assumed any liability for any obligation (contingent or of any other kind), except for those incurred in the ordinary course of the business; (c) sold, transferred or agreed to sell or transfer any of its Business Assets or properties, except for those in the ordinary course of its Business; (d) had any of its Business Assets used in its activities destroyed or substantially damaged; (e) increased or agreed to increase the level of compensation or benefits, related to salary or not, assigned to any member of the Board of Executive Officers, manager or employee over those in effect on December 31, 2006, unless resulting from salary agreements with the employees’ union or the general salary policy of VCP; or (f) made any payment of dividend, profits, bonus, whether in cash or assets, or made any other distribution to any of its shareholders.

5.19. Accounts Receivable. The accounts receivable of the Business reflected on the combined statement of assets and liabilities included in the Pro Forma Financial Statement and all account receivables arising subsequent to the Pro Forma Financial Statement date, (i) arose from bona fide sales transactions in the ordinary course of business, and (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms; (iii) are not the subject of any actions or proceedings (iv) are fully collectable within 180 days from their respective due dates.

5.20. Inventory. All inventory of the Business (including raw materials, work-in-process, finished goods, supplies and spare parts) is of a quality, quantity and condition useable or saleable in the Ordinary Course. None of such inventory is obsolete in amounts in excess of reserves and no write-down of such inventory has been made or should have been made in accordance with Brazilian GAAP in the period since the Financial Statement date. All of such inventory is located at the facilities of the Business or in the warehouses of Armazéns Gerais Trianon Ltda. and Universal Distribuições e Transporte Ltda. and no inventory is held on a consignment basis.

5.21. Schedules. All Schedules attached hereto, in addition to other items mentioned in this Agreement, are true, correct, and complete and contain a description of all that is required for the operation of the Business by Newco as it is currently being conducted by VCP, including but not limited to Business Assets, Permits, Licenses, Authorizations, Consents, Approvals, Contracts, Business Employees, Inventories, unless otherwise established in this Agreement.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Ahlstrom, on behalf of itself and its Affiliate, represents and warrants to VCP as follows:

6.1. Organization. Ahlstrom is a legal entity duly organized and validly existing and in good standing under the laws of the Federative Republic of Brazil.

6.2. Authorization of Agreement. Ahlstrom has the requisite power and authority to execute and deliver this Agreement and each of the Definitive Agreements to be executed by it in connection with the consummation of the transaction and to fully perform its obligations hereunder and thereunder. The execution, delivery and performance by Ahlstrom of this Agreement and each Definitive Agreement have been duly authorized by all necessary corporate actions.

6.3. Conflicts. The execution, delivery and performance by Ahlstrom of this Agreement and the Definitive Agreements and the consummation of the transaction will not (a) conflict with or violate any provision of the bylaws of Ahlstrom; (b) conflict with, violate, result in the breach or termination of, or (after the giving of notice or the lapse of time or both) constitute a default or give rise to any right of termination or acceleration or right to increase the obligations or otherwise modify the terms under any contract to which Ahlstrom is a party or any Order to which Ahlstrom or any of its property or assets is subject; (c) violate any judicial order against, or binding upon, Ahlstrom or any of its properties or assets; (d) constitute a violation of any Legal Requirement.

6.4. Consents and Approvals. No consent, approval, authorization, licenses, permits and other actions by, and filings with, any Governmental Authority or any third party will be required with respect to the actions of Ahlstrom in connection with the execution and delivery by Ahlstrom of this Agreement or in order for Ahlstrom to consummate the transactions contemplated hereby.

6.5. Brokerage. No broker, finder or similar agent has been employed by or on behalf of Ahlstrom in connection with this Agreement or the transactions contemplated hereby.

SECTION 7. COVENANTS OF THE PARTIES PRIOR TO CLOSING

7.1 Legal, Environmental and Accounting Diligence. Until the Closing Date, VCP agrees and shall give reasonable access for Ahlstrom and its representatives to continue its due diligence audit of the Business, which shall be limited to (i) the Business Employees, (ii) the accounting books and records relating to the Business as well as corporate documents of Newco and the Contracts, (iii) the Owned Real Estate to be transferred to Newco, and (iv) a technical environmental due diligence of the Business premises including, but not limited to, the existence of any soil or water contamination.

7.2 Conduct of Business. As from the date of signature of this Agreement until the Closing Date, the Business shall be conducted in the ordinary course and in accordance with accepted and reasonable business practices. VCP shall allow representatives of Ahlstrom to reasonably follow up the development and management of the Business. As from the date hereof until the Closing Date, VCP and Newco shall not do any of the following in regards to the Business except in connection with the Definitive Agreements:

(a) charge or grant security interest in any of the Business Assets except in the ordinary course of business;

(b) amend or change contracts of employment with Business Employees or create new pension obligations of Newco or any other new obligations under such contracts except in the ordinary course of business;

(c) assume liabilities whose payment terms would exceed six months or create liabilities outside the ordinary course of business nor renew, extend or change existing liabilities unless within the scope of the ordinary course of the business, except for contracts that have to be executed by Newco with third parties for conduct of the business in its ordinary course in substitution for agreements previously in the name of VCP;

(d) make extraordinary expenditures for fixed assets or create liabilities in this regard;

(e) enter into any new line of business; waive any right under or cancel any contract, debt or claim which waiver or cancellation would have a material adverse effect on the Business, properties or financial condition of Newco;

(f) delay the payment of material liabilities of any kind;

(g) sell, lease or otherwise dispose of any fixed assets that would materially affect the business, properties or financial condition of Newco;

(h) organize, invest in or acquire an entity or interest in any corporation, partnership, joint venture, association or other entity or organization; and

(i) maintain its books of account other than as in the usual, regular and orderly manner in accordance with good accounting practices or make any change in any of its accounting methods or practices.

7.3 Inter-Company Relationships. As of the date of the Transfer of the Business, VCP will only enter into and carry out transactions and contracts with Newco which do not violate the provisions of Section 7.2 above and are on an arms-length basis, including, without limitation, the applicable Definitive Agreements.

7.4 Notification. Until the Closing Date, each party shall promptly notify the other party of any actions or claims that are commenced, made or, to the knowledge of the notifying party, threatened against any party or Newco, which relate to, or affect, in any material respect, VCP, Newco, this Agreement or the transactions contemplated hereby. Each party will endeavor to notify the other promptly after becoming aware of any breach of representation or failure to perform any agreement hereunder on the part of either party, as well as any prospective failure to satisfy a condition to such other party's obligations to close. However, the failure of a non-defaulting party to give such notice will not in any way affect its or his right under this Agreement.

7.5 Publicity. No publicity release or announcement concerning the transactions contemplated hereby shall be issued by either party without the prior consent of the other, except as such release or announcement may be required by applicable law, in which case the party making the release or announcement shall, before such release or announcement, provide a copy of such release or announcement to the other party. The parties will cooperate with each other in coordinating their public relations programs concerning the transactions contemplated hereby.

7.6 Consents. VCP shall have obtained in form reasonably satisfactory to Ahlstrom, all consents required for the Transfer of the Business prior to Closing.

7.7 Non-solicitation.

(a)
Either Party shall, for a period of three (3) years from the Closing Date, refrain from, either alone or together with any other Person, or directly or indirectly through its Affiliates, causing, soliciting, inducing or encouraging any employees who are or become employees of the other Party and/or Newco with respect to the Business to leave such employment; provided, however, that the foregoing shall not prohibit general solicitations of employment not specifically directed toward employees of the other Party or its Affiliates or the hiring of such employees in response thereto, nor the hiring, employment or engagement of any employee of the other Party or its Affiliates who presents himself for employment without direct or indirect solicitation by the hiring party or any of its Affiliate.

(b)
VCP shall, for a period of three (3) years from the Closing Date, refrain from, either alone or together with any other Person, or directly or indirectly through its Affiliates willfully causing or attempting to cause any material customer or supplier of the Business to terminate or materially reduce its business with the Newco.

7.8.
Both parties agree to use their best efforts to reduce costs of Newco by, for instance, reducing the number of the Business Employees, sales commissions, and other payments to Newco’s services providers, etc. The target for the above-mentioned costs reduction would be in the range of U.S.$ 1,000,000.00 (one million United States Dollars).

7.9.
Ahlstrom shall inform VCP whether it wishes to have VCP maintain in place its current insurance policy until December 31, 2007, which policy covers the Business Assets. Should Ahlstrom wish to have VCP do so, then Newco shall reimburse VCP for such insurance coverage, from the Closing until December 31, 2007, on a pro-rata basis considering the percentage of the amount of the policy allocated to the Business Assets vis-à-vis the total amount of the policy.

SECTION 8. CONDITIONS PRECEDENT

8.1 Conditions to the Obligations of VCP. The obligations of VCP to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Closing Date, of the following conditions (subject to the right of VCP to waive any such condition):

(a) Representations and Warranties True and Correct. All of the representations and warranties of Ahlstrom contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date;

(b) Covenants and Agreements Performed. Ahlstrom shall have performed or complied with, in all respects, and delivered, all covenants, agreements, conditions or documents which performance, compliance with or delivery by Ahlstrom prior to or at the Closing are expressly required by this Agreement;

(c) Definitive Agreements. On the Closing Date, VCP, Ahlstrom and Newco, as applicable, shall have entered into and executed all the Definitive Agreements; and

(d) No Injunctions. No preliminary or permanent injunction issued by any Brazilian or other court of competent jurisdiction preventing the consummation of the transaction contemplated hereby shall be in effect.

8.2 Conditions to the Obligations of Ahlstrom. The obligations of Ahlstrom to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Closing Date, of the following conditions (subject to the right of Ahlstrom to waive any such condition):

(a) Representations and Warranties True and Correct. All of the representations and warranties of VCP contained in this Agreement or in any written certificate delivered pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date;

(b) Finalization of Due Diligence. The Ahlstrom shall have had the opportunity to finalize its due diligence pursuant to Section 7.1 to its full satisfaction;

(c) Covenants and Agreements Performed. VCP and Newco shall have performed or complied with, in all respects, and delivered, all covenants, agreements, conditions or documents which performance, compliance with or delivery by VCP or Newco prior to or at the Closing are expressly required by this Agreement;

(d) No Injunctions. No preliminary or permanent injunction issued by any Brazilian or other court of competent jurisdiction preventing the consummation of the transactions contemplated hereby shall be in effect;

(e) Material Adverse Change. There shall have occurred no Material Adverse Change in the Business, since December 31, 2006;

(f) Implementation of the Transfer of the Business, Transfer of the Business Employees and Approvals. Except for the required Owned Real Estate segregation and transfer of title to Newco, the Transfer of the Business shall have been implemented and completed as described in Section 1. All Business Employees listed in Schedule 1.5 shall have been transferred to Newco, in compliance with all applicable laws and regulations and without any liabilities to Newco other than the Assumed Liabilities. Newco shall have obtained all required permits, licenses, approvals, authorizations from and registrations with all governmental or regulatory authorities which are necessary to conduct the Business as it used to be conducted by VCP, except for the approval described in Section 11.1 (CADE);

(g) Transfer of Contracts and Consents of Third Parties. VCP shall have (i) had all the Contracts transferred to Newco, or (ii) if such transfer is not possible (because the contract covers other VCP areas or because the counterpart does not permit the transfer), caused Newco to enter into new agreements under similar conditions, to the extent possible;

(h) Transactions with VCP or Affiliates of VCP. No transaction of any nature between Newco and VCP and/or Affiliates of VCP shall be in effect, except for (i) the Contracts (or new agreements executed by Newco in replacement thereof), (ii) the Definitive Agreements, and (iii) any other transactions previously approved in writing by Ahlstrom; and

(i)  Definitive Agreements. On the Closing Date, VCP, Ahlstrom and Newco, as applicable, shall have entered into and executed all the Definitive Agreements.

SECTION 9. INDEMNIFICATION

9.1 Obligation of VCP to Indemnify. VCP shall defend, indemnify and hold Ahlstrom and Newco harmless from and against and in respect of any and all Losses directly or indirectly suffered, incurred or paid by Ahlstrom or Newco, as applicable as a result of:

(a) the breach of any representation or warranty on the part of VCP under this Agreement or the fact that any representation or warranty is not true and correct on the Closing Date;

(b) acts, activities, omissions, facts, business, circumstances, or contingencies occurred, contracted or performed related to the Business and/or to the Business Employees until and including the Closing Date except for the Assumed Liabilities, even if their consequences come to be known only after the Closing Date;

(c) the non-performance, partial or total, of any covenant or agreement of VCP contained in this Agreement, in the Definitive Agreements or in any document or instrument relating to this Agreement;

(d) without limiting the generality of the foregoing, any liability other than the Assumed Liabilities, contingent or not, of civil, commercial, labor, social, environmental, Tax, fiscal or other nature as a result of Newco being deemed a successor of VCP or by virtue of the transactions contemplated pursuant to this Agreement; or

(e) the Excluded Liabilities, including any liability related to any Excluded Asset.

9.2 Obligation of Ahlstrom to Indemnify. Ahlstrom shall defend, indemnify and hold VCP harmless from and against and in respect of any and all Losses directly or indirectly suffered, incurred or paid by VCP, as a result of:

(a) the breach of any representation or warranty on the part of Ahlstrom under this Agreement or the fact that any representation or warranty is not true and correct on the Closing Date;

(b) the non-performance, partial or total, of any covenant or agreement of Ahlstrom contained in this Agreement, in the Definitive Agreements or in any document or instrument relating to this Agreement; or

(c) any Assumed Liabilities.

9.3 Survival of Obligations. The obligations of VCP and of Ahlstrom to indemnify each other or Newco for any Loss pursuant to this Section 9 shall continue to be valid until the expiration of all relevant statutes of limitations.

9.4 Indemnification Procedures.

9.4.1. Direct Claim Indemnification. Each of VCP and Ahlstrom (“Indemnifying Party”) agrees to reimburse and/or to pay the other or to Newco (as the case may be) (each an “Indemnified Party”), the full amount of any Loss incurred by the Indemnified Party that does not result from a third party claim (“Direct Claim”) pursuant to Sections 9.1, 9.2, and 9.3 within five (5) Business Days from receipt of the request from the Indemnified Party for such purpose substantiated with appropriate evidence of such Loss.

9.4.2. Third Party Claim-based Indemnification.

(a) When any indemnification right of either party for a Loss pursuant to this Agreement is based on a Claim against Newco and/or Ahlstrom, or VCP (as the case may be), the Indemnified Party shall give notice to the Indemnifying Party, within the lesser of five (5) days or one-third of the period of time in which the Indemnified Party is required to file such answer or other responsive pleading or motion to allow the Indemnifying Party to prepare a defense and file an answer, and at its sole discretion the Indemnifying Party may assume the defense of any such Claim through counsel of its own choice, provided, however, that (i) such counsel shall be reasonably satisfactory to the Indemnified Party (ii) the Indemnified Party will be entitled to follow up such defense until the final and non-appealable judgment, and (iii) the defense of such claim by the Indemnifying Party prevents the Indemnified Party from obtaining clearance certificates issued by INSS - Instituto Nacional de Seguridade Social and/or FGTS - Fundo de Garantia por Tempo de Serviço. Within the lesser of five (5) days from the receipt by the Indemnifying Party of the notice regarding the existence of a claim or one half of the period of time in which a party is required to file such answer or other responsive pleading or motion, the Indemnifying Party shall notify the Indemnified Party as to whether the Indemnifying Party will assume or decline to assume any such defense. If the Indemnifying Party assumes such defense, such decision shall be final and any direct or indirect damage deriving from the failure to assume such defense shall be borne by the Indemnifying Party. If the Indemnifying Party declines to assume any such defense, then (A) the Indemnified Party shall proceed to assume the defense, using counsel that is acceptable to the Indemnifying Party, and (B) the Indemnified Party shall have the obligation to keep the Indemnifying Party informed about the status of the Claim and consult with the Indemnifying Party before taking any decisions regarding relevant procedural strategies in the Claim, (C) in addition to indemnifying the Indemnified Party against any final and non-appealable judgment or settlement arising from such claim, the Indemnifying Party shall be liable, up to the percentage of the Indemnifying Party’s share of responsibility under such Claim (based on the allocation of the Losses to each of the Indemnifying Party and Indemnified Party according to the pertinent period during which each party was responsible for the specific liability), for all costs and expenses of defending such Claim, granting of any guarantee in cash or in assets, or for the making of any deposits, and/or for any payment made, including fees and disbursements of counsel. If the Indemnified Party assumes the defense, it may only settle a dispute with the prior written consent of the Indemnifying Party. The failure to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the Indemnifying Party's obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual loss and prejudice as a result of such failure.

(b) In any event, the Indemnifying Party shall reimburse the Indemnified Party, as the case may be, for all expenses of defending such Claim (including, but not limited to official costs and reasonable attorneys' fees) upon submission of periodic bills and shall make available to the Indemnified Party, as the case may be, funds or assets necessary to make any compulsory judicial or administrative deposit or pledge.

(c) After a final non-appealable decision is passed on the Claim, both the Indemnified Party and the Indemnifying Parties shall review the Claim and the final decision passed, to verify the percentage of Losses attributable to each of them. Based on that percentage, and on the amounts disbursed by each of them in regard to the Claim until then, the parties shall make any compensation adjustments necessary.

9.4.3. If no payment is made by the Indemnifying Party on time, the amount due and unpaid shall be increased by a penalty equal to 10% (ten per cent) and shall (i) accrue interest at the rate of 12% (twelve per cent) per annum and (ii) be updated by the variation of the IGP-M index from the due date until the date it is paid in full. For the avoidance of doubt, the Indemnifying Party shall “gross-up” any indemnity payment so that after any taxes imposed on or arising from such indemnity payment, the Indemnified Party retains an amount equal to the total amount of such Loss.

9.5. Limitations to Indemnification Obligations. Notwithstanding anything to the contrary in this Agreement or in any of the Definitive Agreements, the Indemnifying Party shall have no liability to the Indemnified Parties in respect of indemnification claims based on breach of the representations and warranties of this Agreement pursuant to Section 9 hereunder, unless and until the aggregate amount of all claims involved in such Losses exceeds U.S.$. 500,000.00 (five hundred thousand United States Dollars), when the Indemnifying Party shall have to pay to the Indemnified Party the full amount of the Losses, and not only the excess.

SECTION 10. PROVISIONS APPLICABLE TO AHLSTROM’S DISPOSAL OF ITS INVESTMENT IN NEWCO

10.1. If and after VCP disposes of all of its shares in Newco, and Ahlstrom wishes to dispose all or part of its shares in Newco to a potential buyer that is not an affiliate of Ahlstrom, then Ahlstrom shall notify VCP in writing of such intention to sell its shares in Newco, with at least 90 days prior notice prior to the conclusion of the sale, and VCP shall treat such information confidentially.

SECTION 11. MISCELLANEOUS

11.1 CADE. The parties shall jointly submit the transaction contemplated herein to the approval of the CADE as required by law. Each party shall be liable to the other for all costs, fines, penalties, liabilities and expenses arising from the breach of this provision, to the extent that such breach is caused by action or omission of such party. The parties agree to cooperate and provide in reasonable time all information that may be required in order to obtain such approval. In case such approval is not obtained, to the extent that such approval is not denied by virtue of any party's action or omission, each party shall be liable for their own losses. All legal and filing costs related to the CADE filing shall be borne by Ahlstrom.

11.2 Assignment. Except for transfers to Affiliates, which shall be permitted, no party to this Agreement shall assign or otherwise transfer any of its rights or obligations under this Agreement without the express written consent of each other party to this Agreement.

11.3 Irrevocability. Except as provided for in Section 3, this Agreement is irrevocable.

11.4 Notices. All notices or other communications provided for hereunder required or permitted to be given shall be in writing and shall be deemed to be given (i) when delivered in person or by private courier with receipt, (ii) when telefaxed with confirmation of transmission, or (iii) five (5) days after being deposited in the mail, registered or certified, return receipt requested, as follows:

(a)	If to VCP:
Alameda Santos, 1357, 6º andar
01419-908 Sao Paulo-SP
Brazil
	Attention:	Mr. Valdir Roque
	Fax #:	11 2138-4065

(b)	If to Ahlstrom:
Rua Armando Steck, 770 – Capivari
CEP 13.290-000, Louveira-SP
Brazil
	Attention:	Mr. Valmir Piton
	Fax #:	19 3878-9210

or in any case to such other addresses hereinafter shall be furnished as provided in this Section by any of the parties to this Agreement to VCP, Newco, and Ahlstrom.

11.5 Succession. This Agreement shall bind and shall inure to the benefit of the parties and their respective successors and permitted assigns.

11.6 Expenses. Unless if otherwise expressly provided for hereunder, VCP and Ahlstrom shall pay their own expenses in connection with this Agreement and the transactions contemplated hereby, whether or not the same are consummated.

11.7 Waiver. No delay on the part of VCP or Ahlstrom in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of VCP or Ahlstrom of any right hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any partial exercise of any right, power or privilege hereunder preclude any other further exercise thereof or the exercise of any other right, power or privilege hereunder.

11.8 Entire Agreement. This Agreement and the Definitive Agreements constitute the entire agreement between the Parties with respect to the subject matter hereof. The schedules attached to this Agreement are an integral part hereof as if they were transcribed in the body of this Agreement.

11.9 Severability. If any provision of this Agreement or any other agreement, document or writing made pursuant to the terms of this Agreement shall be deemed invalid or unenforceable under applicable law, it shall be ineffective to the extent of its invalidity only, without affecting the remaining provisions, which, except if such provision materially and adversely affects the interests of any party, shall remain in full force and effect.

11.10 Amendment. This Agreement may be modified or amended only by written agreement of the parties.

11.11 Language. This Agreement is executed in English.

11.12 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the Federative Republic of Brazil.

11.13 Dispute Resolution.

(a) The parties hereto shall make their best efforts in order to settle any disputes arising out of the execution, performance or interpretation of this Agreement (“Contract Disputes”) by means of bona fide negotiations. If, within 30 (thirty) days of the receipt by VCP or Ahlstrom of a notice from the other party in that sense, the parties do not mutually agree on a solution, then the dispute shall be settled by arbitration, as provided below.

(b) The arbitration shall be conducted in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the “ICC”) in effect at the time of the arbitration (the “ICC Rules”), except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be in the City of São Paulo, Brazil, and it shall be conducted in the English language, provided that either VCP or Ahlstrom, at their own cost and expense, may submit testimony (including by simultaneous translation) or documentary evidence in English.

(c) The arbitration shall be conducted by three arbitrators. The claimant shall appoint an arbitrator in its “Request for Arbitration”, and the respondent shall appoint an arbitrator in its “Answer”. If either party fails so to appoint its arbitrator, then that arbitrator for such party shall be appointed by the ICC. The first two arbitrators appointed in accordance with this provision shall appoint a third arbitrator (i) within 30 days after the respondent has notified claimant of the appointment of the respondent's arbitrator, or (ii) in the event of a failure by either party to appoint an arbitrator, within 30 days after the ICC has notified the parties and any arbitrator already appointed of the appointment of an arbitrator on behalf of the party failing to appoint its arbitrator. If the first two arbitrators appointed fail to appoint a third arbitrator within the time period prescribed above, then the ICC shall appoint the third arbitrator. The third arbitrator shall act as a chair of the tribunal.

(d) The parties agree that either party may need to obtain interim injunctive relief from a court. Therefore, a request for interim injunctive relief by a party to a court, either before or after the arbitration proceedings have been initiated in accordance with the ICC Rules, shall not be deemed incompatible with, or a waiver of, any provisions of this section. For such purpose, the parties elect the courts of the City of São Paulo, State of São Paulo, excluding any other, however privileged it may be. In addition to the authority conferred in the arbitration tribunal by the ICC Rules, the arbitration tribunal shall have the authority to make such orders for interim relief, including injunctive relief, as it may be deemed just and equitable.

(e) The arbitral award shall be in writing, state the reasons for the award, be final and binding on the parties, and be enforceable in accordance with its terms. The parties agree that the award is to be considered as a settlement of the Contract Dispute between them and shall accept it as the true expression of their own determination in connection therewith. The arbitration tribunal may award any relief available and appropriate under the Law governing this Agreement, including specific performance. The award may include an award of costs, including reasonable attorney's fees and disbursements. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

11.4. Initials. VCP and Ahlstrom hereby indicate and authorize the following persons to initial the Annexes and Schedules of this Agreement on their behalf:

Authorized Person (on behalf of VCP):	Sample Initials

Plinio Ando Yoshiyasu
(RG No. 23.174.035-9)	_____________________

Authorized Persons (on behalf of Ahlstrom):	Sample Initials

Cláudia Muniz Levasier Mahler
(RG No. 20.317.317-X)	_____________________

Elysangela de Oliveira Rabelo Zorzo
(RG No. 24.718.221-7)	_____________________

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in São Paulo in two copies of identical content in the presence of the two undersigned witnesses.

VOTORANTIM CELULOSE E PAPEL S.A.

By: /s/ Francisco F.C. Valério
Name: Francisco F.C. Valério
Title: Officer

By: /s/ José Maria A. M. Filho
Name: José Maria A. M. Filho
Title: Officer

AHLSTROM LOUVEIRA LTDA.

By: /s/: Valmir Piton
Name: Valmir Piton
Title: General Manager

Witnesses:

1.	/s/ Celso Yao	2.	/s/ Gisele Jackeline Nunes Rossi
	Name: Celso Yao	Name: Gisele Jackeline Nunes Rossi
	RG No.: 11.561.944	RG No. 29.883.446-7